

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2024

Shangzhao Hong
Chief Executive Officer
Creative Global Technology Holdings Ltd
Unit 03, 22/F, Westin Centre
26 Hung To Road, Kwun Tong
Kowloon, Hong Kong

> **Re: Creative Global Technology Holdings Ltd**
> **Amendment No. 9 to Registration Statement on Form F-1**
> **Filed April 8, 2024**
> **File No. 333-273329**

Dear Shangzhao Hong:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 3, 2024 letter.

Amendment No. 9 to Registration Statement on Form F-1

Resale Prospectus, page Alt-1

1. We note your response to prior comment 1 and reissue in part. With respect to the resale offering:
   - We note your explanation as to why you have kept the language "concurrent" in footnote 1 on page Alt-1 and footnote 1 on page Alt-3; however, since the sale of secondary shares cannot proceed until after a market is created by the primary offering, please amend the disclosure so the distinction is clearer.
   - Please amend footnote 3 on page Alt-3 to clarify that Mr. Hong is the beneficial owner of the shares held by CHSZ Holdings Limited and that, after the offerings, Mr. Hong will continue to control a substantial number of ordinary shares due to his beneficial ownership of shares held by HSZ Holdings Limited and CHSZ Holdings

Limited.

- Please advise why HSZ Holdings Limited transferred 2,000,000 ordinary shares and 1,000,000 ordinary shares to CHSZ Holdings Limited in December 2023 and February 2024, respectively. Additionally, please advise if these transfers were in anticipation of this offering.
- Please advise whether the resale offering is required to satisfy the listing requirements of the Cboe BZX Exchange. Additionally, we note that the structure of this offering (primary and resale) has changed over time. In this regard, we note that a resale component was added, your underwriters changed, the listing exchange changed, the amount of ordinary shares with respect to the primary offering decreased and the amount of ordinary shares with respect to the resale offering increased. Please advise what considerations factored into the structure changes and whether satisfying any listing requirements of either Nasdaq or Cboe BZX Exchange played a role in how this offering was structured, i.e. the size and amounts of the respective offerings.

Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lan Lou